Exhibit (a)(49)

News Release

May 30, 2006
BASF and Engelhard Reach Agreement
• Engelhard recommends that Engelhard’s shareholders accept BASF’s offer	Michael Grabicki Phone: +49 621 60-99938 Fax: +49 621 60-92693
• BASF CEO Hambrecht: “Crucial step towards acquisition of Engelhard.”	michael.grabicki@basf.com

US media contact:
Rand Pearsall
Phone: +1 973 245 6820
Cell: +1 973 626 1786

Ludwigshafen, Germany, May 30, 2006 — BASF Aktiengesellschaft (Frankfurt: BAS, NYSE: BF [ADR], LSE: BFA, SWX: AN) announced today that it signed a definitive agreement with Engelhard Corporation (NYSE: EC). According to the agreement, Engelhard will recommend that Engelhard shareholders tender their shares to BASF in exchange for $39 per share in cash and will withdraw its $45 per share self-tender offer for approximately 20% of the company’s shares.

Fax: +1 973 245 6714 rand.pearsall@basf.com

Analysts/Investors contact:
Christoph Beumelburg
Phone: +1 973 245 6013
Cell: +1 973 519 2981
Fax: +1 973 245 6714 christoph.beumelburg@basf.com

“We are very pleased that BASF and Engelhard were able to reach agreement on a negotiated transaction. This is a crucial step towards our goal of acquiring Engelhard,” said Dr. Jürgen Hambrecht, Chairman of the Board of Executive Directors of BASF Aktiengesellschaft. “We are confident that Engelhard’s shareholders will tender their shares into our offer, following the recommendation of Engelhard.”

BASF’s $39 per share all-cash offer for all of the issued and outstanding shares of common stock of Engelhard Corporation is

BASF Aktiengesellschaf
67056 Ludwigshafen, Germany
Phone:+49 621 60-0
http://www.basf.com
Corporate Media Relations

scheduled to expire at midnight, New York City time, on Monday, June 5, 2006.

BASF is the world’s leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF’s intelligent system solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2005, BASF had approximately 81,000 employees and posted sales of more than €42.7 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Engelhard Corporation. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents) which was initially filed with the SEC on January 9, 2006. Engelhard stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Engelhard stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at +1 877 750 5837 (Toll Free from the U.S. and Canada) or 00800 7710 9971 (Toll Free from Europe).

This press release contains forward-looking statements. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF’s most recent Form 20-F filed with the SEC.